                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM S-8

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                          D.G. JEWELLERY OF CANADA LTD.
             (Exact Name of Registrant as Specified in Its Charter)


                                 Ontario, Canada
         (State or Other Jurisdiction of Incorporation or Organization)

                                       N/A
                      (I.R.S. Employer Identification No.)


               1001 Petrolia Road, Toronto, Ontario M3J 2X7 Canada (Address, including Zip Code, of Principal Executive Offices)

              1996 Stock Option Plan and the 1998 Stock Option Plan
                           (Full Titles of the Plans)

                                   Copies To:


              GARY DAVIS                             JAY M. KAPLOWITZ, ESQ.
            Vice President                           ARTHUR S. MARCUS, ESQ.
    D.G. JEWELLERY OF CANADA LTD.       Gersten, Savage, Kaplowitz & Fredericks, LLP
          1001 Petrolia Road                          101 East 52nd Street
   Toronto, Ontario M3J 2X7 Canada                  New York, New York 10022
            (416) 665-8844                               (212) 752-9700




If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [x]

                         CALCULATION OF REGISTRATION FEE


Title of Securities         Amount Being                Proposed                    Proposed                    Amount of
To Be Registered            Registered(2)               Maximum                     Maximum                     Registration Fee
                                                        Offering Price Per          Aggregate
                                                        Security                    Offering Price

Common Stock, no            1,000,000                   $3.375                      $3,375,000                  $995.63
par value


 -------------
(1) The price is estimated in accordance with Rule 457(h)(i) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee. The closing price as reported on the Nasdaq Stock Market on September 15, 1998 (within 5 days prior to the filing of this Registration Statement).

(2) Pursuant to Rule 457(h), the maximum offering price was calculated based upon the exercise price of the Options described herein.

                                EXPLANATORY NOTE


         This Registration Statement on Form S-8 relates to the registration of an aggregate of 1,000,000 shares of Common Stock issuable upon the exercise of options granted or eligible for grant under the Company's 1996 Stock Option Plan and 1998 Stock Option Plan. Pursuant to General Instruction C of Form S-8, this Registration Statement contains a Prospectus prepared in accordance with the requirements of Part I of Form S-3 relating to the reoffering of up to 1,000,000 shares issuable upon exercise of stock options granted or to be granted under the Plans by the holders of such options (the "Selling Stockholders").


                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

         Pursuant to the Note to Part I of the Form S-8, the information required by Part I is not filed with the Securities and Exchange Commission.

         The Company will provide without charge to each person to whom a copy of a Section 10(a) Prospectus hereunder is delivered, upon the oral or written request of such person, a copy of any document incorporated in this Registration Statement by reference, except exhibits to such documents. Requests for such information should be directed to D.G. Jewellery of Canada Ltd., 1001 Petrolia Road, Toronto, Ontario Canada M3J 2X7, telephone number (416) 665-8844.

PROSPECTUS

                          D.G. JEWELLERY OF CANADA LTD.


                        1,000,000 SHARES OF COMMON STOCK
                                  No Par Value


         This Prospectus relates to the issuance of 1,000,000 shares (the "Shares") of the common stock $.0001 par value (the "Common Stock"), of D.G. Jewellery of Canada Ltd. (the "Company") which may be issued upon exercise of certain options (the "Option Shares"), as set forth herein, by employees, directors and consultants to the Company pursuant to the Company's 1996 Stock Option Plan and 1998 Stock Option Plan (the "Stock Option Plans") (the "Option Shares" issuable upon exercise of such option shall hereinafter be alternatively known as the "Securities"). All of the Securities are being issued pursuant to the Stock Option Plan. The Company has been advised by the Selling Stockholders that they may sell all or a portion of the Securities from time to time in the over-the-counter market, in negotiated transactions, directly or through brokers or otherwise, and that such Securities will be sold at market prices prevailing at the time of such sales or at negotiated prices, and the Company will not receive any proceeds from such sales. The Company may receive proceeds from any exercise of options granted pursuant to the Stock Option Plans.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         No dealer, salesman or any other person has been authorized to give any information or to make any representation other than as contained or incorporated by reference herein and if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities by anyone in any jurisdiction in which such offering may not lawfully be made. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or the information herein since the date hereof. See "Risk Factors."
                 -----------------------------------------------
                The date of this Prospectus is September 21, 1998




                                TABLE OF CONTENTS
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

                                                                                                                      Page
Available Information....................................................................................................3

Incorporation of Certain Documents by Reference..........................................................................4

The Company..............................................................................................................5

1996 Stock Option Plan...................................................................................................8

1998 Stock Option Plan..................................................................................................10

Risk Factors............................................................................................................17

Use of Proceeds.........................................................................................................24

Selling Stock Holders...................................................................................................25

Principal Shareholders..................................................................................................28

Description of Securities...............................................................................................30

Plan of Distribution....................................................................................................32

Indemnification of Officers and Directors...............................................................................33

Legal Matters ..........................................................................................................33

Experts ................................................................................................................33

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") as applied for foreign issuers and in accordance therewith files reports and other information with the Commission. Such reports, proxy statements, registration statements and other information can be examined without charge at the public reference section maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and, upon payment of the fees pre scribed by the Commission, copies may be obtained therefrom and at certain of the Commission's Regional Offices located at 7 World Trade Center, New York, New York 10048; 5757 Wilshire Boulevard, Los Angeles, California 90024; and 500 West Madison Street, Northeastern Atrium Center, Suite 1400, Chicago, Illinois 60661-2511.

         The Company's Common Stock is quoted on The Nasdaq SmallCap Market ("NASDAQ"). Reports, proxy statements, information statements, and other information concerning the Company can be inspected at the office of the National Association of Securities Dealers, Inc., located at 1735 K Street, N.W., Washington, DC 20006.

         This Prospectus is part of a registration statement on Form S-8 (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") which the Company has filed with the Commission for the registration of the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company, references is hereby made to such Registration Statement, exhibits and schedules, which may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

             The following documents filed by D.G. Jewellery of Canada Ltd. (the "Company") with the Commission are incorporated herein by reference:

             (1) The Company's Annual Report on Form 20-F for the Year Ended December 31, 1997.

             (2) The Company's Post-Effective Registration Statement on Form SB-2 (Registration No. 333-6218) dated July 1, 1998.


             In addition to the foregoing, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment indicating that all of the securities offered hereunder have been sold or deregistering all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

             Any statement contained in a document incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement. All information appearing in this Registration Statement is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

             The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon the oral or written request of such person, a copy of any document incorporated in this Registration Statement by reference, except exhibits to such documents. Requests for such information should be directed to D.G. Jewellery of Canada Ltd., 1001 Petrolia Road, Toronto, Ontario, Canada M37 2X7, telephone number (416) 665-8844.

                                   THE COMPANY


             The Company is primarily engaged in the design, manufacture, merchandising and distribution of stone-set jewelry for department stores, mass merchants, catalogue showrooms, television shopping networks and other high volume retailers and major discounters. The Company is also seeking to take advantage of non-traditional wholesale distribution outlets such as Internet wholesale advertising services, liquidation operations, and consumer product rental companies.

             The Company's manufacturing and wholesale distribution business is divided into three divisions. The Company has operated in Canada under the DG name (these operations shall be hereinafter referred to as the "DG Division") for 29 years. The DG Division's principal product is rings, which account for approximately 90% of the DG Division's sales based on both dollars and units. The DG Division also produces pendants and earrings. The jewelry produced by the DG Division is made of gold or silver and most contain one or more precious, semi-precious or synthetic stones. The stones include diamonds, pearls, gems, cubic zirconia and other synthetic stones. The average wholesale price of the DG Division products are approximately $150.00 and retail prices for the D.G. Division's better selling products range from $30.00 to $600.00.

             In November 1997, the Company acquired its Diamonair division ("Diamonair"). Diamonair assembles and wholesales a product line which consists of earrings, rings, bracelets and necklaces. The products are primarily gold jewelry set with cubic zirconia stones. The average wholesale price of the Diamonair products are approximately $100.00 and retail prices for the Diamonair's better selling products range from $50.00 to $500.00. Approximately 30% of Diamonair's products are manufactured partly or entirely by the DG Division and the Company intends to seek to expand this percentage.

             In February 1998, the Company acquired its Aviv division ("Aviv"). Aviv is a manufacturer and wholesaler of bridal jewelry. Its products are primarily gold rings set with diamonds or gem-stones. The average wholesale price of its jewelry is approximately $700 and retail prices for Aviv's better selling products range from $500.00 to $1,500.00. Certain Aviv products retail for as much as $10,000.00.

             The Company believes it has established itself as a low-cost, high-volume and quality manufacturer in the value priced jewelry market. Its primary competitive advantage, particularly for its DG Division, is its innovative manufacturing method (the "D.G. Manufacturing Process") which allows for substantially reduced costs per unit, provides substantial capacity and better quality, and requires minimal skilled labor. The Company's merchandising strategy also involves the design of products that it believes will continually appeal to the mass market. The Company also assists its customers in creatively merchandising its jewelry to encourage impulse purchases.

             Growth has been achieved by providing its customers with quality and services and in recent years, through the D.G. Manufacturing Process, which enables the Company to provide its customers with value priced, stone-set mass appeal jewelry at lower cost than many of its competitors. The Company maintains long-standing relationships with Canadian customers such as Reed's Jewellers, The Twain Group and The Shopping Channel. In the last two years the Company has also focused on the much larger American market. The DG Division established a United States sales office in Tampa,

Florida and currently sells products to customers such as Wal-Mart, Fred Meyer Inc., Value Vision International Inc., Suarez Corporation, which is a direct mail order company, and others, including Zales Corporation ("Zales"), the largest jewelry retailer in the United States. The Company has also utilized strategic acquisitions to increase its presence in the United States. Diamonair's customers include Finlay Fine Jewelry Corp. ("Finlay"), which operates leased fine jewelry departments in department stores for retailers such as May Department Stores and Federated Department Stores. Aviv sells to Zales and Finlay, as well as many independent jewelers in the United States. In 1997, approximately 63% of sales were in the United States, as compared to 17% in 1995.

             Manufacturing for the DG Division's product line and many of the Diamonair products occurs at the Company's facility in Toronto, Canada. The D.G. Manufacturing Process is a unique lost-wax/cast-in-place manufacturing process which enables the Company to produce high volume, quality jewelry, particularly multi-stone rings. The Company presently produces an average weekly volume of 1,500 to 1,800 rings at the Toronto facility. Management believes the Toronto facilities have the capacity to produce approximately 15,000 multi-stone rings per week. This special manufacturing process has positioned the Company as a major competitor in this product line, having become a low-cost producer of quality rings for the value priced jewelry market.

             Currently, manufacturing and other operations for the Aviv product line are accomplished at the Company's facility in Houston, Texas. The Company entered into a sublease agreement for this factory in connection with the acquisition of Aviv. This four year old facility produces an average weekly volume of 800 rings and Aviv's management believes its Texas facilities have the capacity to produce approximately 4,500 rings per week.

             The Company's merchandising strategy is to provide quality, value priced products and to display the Company's products in varied retail environments. The Company maintains a broad base of customers and concentrates on four major jewelry market segments: (i) department stores such as Sears Roebuck, J.C. Penney and Saks Fifth Avenue (the Company's products are also sold in Federated Department Stores and May Department Stores through Finlay); (ii) specialty markets, such as television shopping networks and jewelry retail outlets; (iii) jewelry chain stores such as Zales, Gordons, Freidmans and others; and (iv) mass merchandisers such as Wal-Mart.

             The Company has model makers and designers who design jewelry based on industry trends, consumer tastes, or in some cases, based upon customer's requests. However, the Company primarily seeks to produce products with enduring styles. This eliminates the use of faddish styles and reduces risks associated with fashion jewelry that may not receive customer acceptance and result in increased and stagnant inventory. This also reduces designer personnel and costs.

             In connection with the acquisition of Aviv, the Company acquired a retail store located at the Aviv factory in Texas. This store, called the New York Gold and Diamond Exchange, sells Aviv products as well as products purchased from other jewelry manufacturers. The Company is increasing the amount of its products, particularly DG Division and Diamonair products, in such store.


             The Company also intends to use strategic partnerships and joint ventures to create additional revenue for the Company and to create opportunities for the sale of the Company's products. Currently, the Company is in negotiation with Time Group USA, Inc. ("Time") to acquire 50.1% of Time. Time primarily will provide repair and engraving services for watches and other jewelry. The Company is also in negotiation with Silverman Jeweler's Consultants Inc. to establish an inventory liquidation service company in Canada. Management believes that this joint venture will create opportunities to sell the Company's products when packaged with inventory that is being sold through these liquidations.

             The Company's executive offices are located at 1001 Petrolia Road, Toronto, Ontario M3J 2X7, telephone (416) 665-8844. The Company maintains a sales office in Tampa, Florida. Aviv operates from Houston, Texas and Diamonair operates from Cedar Knolls, New Jersey.


LEGAL PROCEEDINGS

             On May 29, 1997, Zellers, a department store chain, initiated an action against the Company in the Ontario Court of Justice (General Division) alleging a breach of contract for failure by the Company to credit certain returns to Zellers' account and to provide Zellers with replacement merchandise. Zellers had been purchasing rings from the Company pursuant to a contract which was to terminate in December 2001. The Company has also filed a counterclaim for breach of the contract, for, among other claims, Zellers failure to continue to purchase rings from the Company and the Company is seeking damages in excess of $13,000,000. The parties have negotiated and signed a settlement agreement dated September 15, 1998, wherein both parties have agreed to discontinue the legal proceedings without costs to the other party.

             The Company is not a party to any other material litigation nor are any such proceedings pending or threatened.

Seasonality

             Retail sales of jewelry are weighted to the fourth quarter. According to the World Gold Council, retail sales by quarter have remained consistent over the last three years with the fourth quarter accounting for approximately 44% of the retail dollar sales and 46% of the retail unit sales in the jewelry industry. In 1995 the month of December accounted for 28% of the retail dollar sales and 31% of the retail unit volumes. For manufacturers these sales patterns reflect a business that tends to fall one-third in the first half of the year with the remaining two-thirds in the second half of the year.

             While the Company's sales are subject to seasonal fluctuations, this fluctuation is mitigated to a degree by the early placement of orders by many of the Company's customers, particularly for the Christmas holiday season. Further, management believes that its sales and those of its customers are not as seasonally affected as most competitor's sales because many of the Company's products are lower priced goods designed for mass merchandising, which generate year round impulse purchases.

                             1996 STOCK OPTION PLAN


             The Company has adopted a 1996 Stock Option Plan pursuant to which options have been granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the Company. See "Options, Warrants or Rights" below.

Options, Warrants or Rights

             In December 1996, the board of directors and shareholders adopted the 1996 D.G. Jewellery of Canada Ltd. Stock Option Plan (the "1996 Plan"), pursuant to which 500,000 shares of Common Stock are provided for issuance.

             The 1996 Plan is administered by the compensation committee or the board of directors, who determine among other things, those individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of shares of Common Stock issuable upon the exercise of the options and the option exercise price.

             The 1996 Plan is for a period of ten years, expiring on December 15, 2006. Options may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the Company. Options granted under the 1996 Plan may be exercisable for up to ten years, may require vesting, and shall be at an exercise price all as determined by the board. Options are non-transferable except by the laws of descent and distribution or a change in control of the Company, as defined in the 1996 Plan. Change in control includes (i) the sale of substantially all the assets of the Company or its merger or consolidation with another, or (ii) a majority of the board changes other than by election of shareholders pursuant to board solicitation or by vacancies filled by the board caused by death or resignation, or (iii) a person or group acquires 25% or makes a tender offer for 25% of the Company's outstanding shares.

             If a participant ceases affiliation with the Company by reason of death, permanent disability or retirement at or after age 65, the option remains exercisable for one year from such occurrence but not beyond the option's expiration date. Other termination gives the participant three months to exercise except for termination for cause which results in the option becoming immediately null and void.

             Options granted under the 1996 Plan, at the discretion of the compensation committee or the board, may be exercised either with cash, Common Stock having a fair market equal to the cash exercise price, the participant's personal recourse note, or with an assignment to the Company of sufficient proceeds from the sale of the Common Stock acquired upon exercise of the options with an authorization to the broker or selling agent to pay that amount to the Company, or any combination of the above.

             The exercise price of an option may not be less than the fair market value per share of Common Stock on the date the option is granted in order to receive certain tax benefits under the Income Tax Act of Canada (the "ITA"). The exercise price of all future options will be at least 85% of the fair market value of the Common Stock on the date of grant of the options. A benefit equal to the amount by which the fair market value of the shares at the time the employee acquires them exceeds the total of the amount paid for the shares or the amount paid for the right to acquire the shares shall be deemed to be received by the employee in the year the shares are acquired pursuant to paragraph 7 (1) of the

ITA. Where the exercise price of the option is equal to the fair market value of the shares at the time the option is granted, paragraph 110(1)(d) of the Act allows a deduction from income equal to one quarter of the benefit as calculated above. If the exercise price of the option is less than the fair market value at the time it is granted, no deduction under paragraph 110(1)(d) is permitted. Options granted to any non-employees, whether directors or consultants or otherwise will confer a tax benefit in contemplation of the person becoming a shareholder pursuant to subsection 15(1) of the ITA.

             Options may not be transferred by an optionee other than by will or the laws of descent and distribution, and, during the lifetime of an optionee, the option will be exercisable only by the optionee.

             Options under the 1996 Plan must be issued within ten years from the effective date of the 1996 Plan.

             Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by the Company become available again for issuance under the 1996 Plan.

             The 1996 Plan may be terminated or amended at any time by the board of directors, except that the number of shares of Common Stock reserved for issuance upon the exercise of options granted under the 1996 Plan may not be increased without the consent of the shareholders of the Company.

             In February 1997, the Board granted 172,500 Options under the 1996 Plan to 20 persons, including officers, directors and key employees. The Options are exercisable at $4.50 per share for five years expiring February 9, 2002. On August 22, 1997, the Compensation Committee lowered the exercise price to $1.38, which was the Company's stock price on such date. On August 22, 1997, the Company granted to Samuel Jacob Berkovits an additional 327,500 options exercisable at $1.38 per share for five years expiring August 21, 2002. All options granted vest and become issuable at the rate of 25% every six months so that the option are fully vested and issuable two years from their issuance date.

                             1998 STOCK OPTION PLAN


             The Company's board of directors has approved the 1998 Stock Option Plan (the "1998 Plan"), pursuant to which 500,000 shares of Common Stock will be provided for issuance on terms similar to the 1996 Plan. The 1998 Plan was approved by the Company's shareholders at the Company's Annual Meeting in July 1998. The purpose of the 1998 Option Plan is to grant directors, executive officers, employees, consultants and others who provide significant services to the Company a favorable opportunity to acquire Common Stock so that they have an incentive to contribute to its success and remain in its employ. Under the 1998 Option Plan, the Company is authorized to issue options for a total of 500,000 shares of Common Stock.

Description of 1998 Stock Option Plan

             All directors, executive officers, employees, consultants and other persons who perform significant services for or on behalf of the Company are eligible to participate in the 1998 Option Plan.
The Company currently has approximately 160 full-time employees.

             The Company may grant under the 1998 Option Plan both incentive stock options ("Incentive Stock Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and stock options that do not qualify for incentive treatment under the Code ("Nonstatutory Options") or the Income Tax Act of Canada.

             The following summary of the 1998 Option Plan does not purport to be complete and is qualified in its entirety by reference to the complete text of the 1998 Option Plan which is filed as an exhibit hereto.

Administration.

             The Plan shall be administered by the Board of Directors of the Company (the "Board"), if each member is a "disinterested person" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended ("Rule 16b-3"), or a committee (the "Committee") of two or more directors, the majority whom are disinterested persons. Appointment of Committee members shall be effective upon acceptance of appointment. Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee may be filled by the Board. A majority of the members of the Committee shall constitute a quorum for the purposes of the Plan. Provided a quorum is present, the Committee may take action by affirmative vote or consent of a majority of its members present at a meeting.

             Subject to the express provisions of the Plan, the Committee shall have the authority to construe and interpret the Plan and all Stock Option Agreements (as defined in Section 3.4 of the 1998 Stock Option Plan) entered into pursuant hereto and to define the terms used therein, to prescribe, adopt, amend and rescind rules and regulations relating to the administration of the Plan and to make all other determinations necessary or advisable for the administration of the Plan; provided, however, that the Committee may delegate nondiscretionary administrative duties to such employees of the Company as it deems proper; and, provided, further, in its absolute discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan.

Subject to the express limitations of the Plan, the Committee shall designate the individuals from among the class of persons eligible to participate as provided in Section 1.3 of the 1998 Stock Option Plan, who shall receive options, whether an optionee will receive Incentive Stock Options or Nonstatutory Options, or both, and the amount, price, restrictions and all other terms and provisions of such options (which need not be identical).

             Members of the Committee shall receive such compensation for their services as members as may be determined by the Board. All expenses and liabilities which members of the Committee incur in connection with the administration of this Plan shall be borne by the Company. The Committee may, with the approval of the Board, employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Committee, the Company and the Company's officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. No members of the Committee or Board shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan, and all members of the Committee shall be fully protected by the Company in respect of any such action, determination or interpretation.

Stock Subject to the Plan.

             Subject to adjustment as provided in Section 3.5 of the 1998 Stock Option Plan, the stock to be offered under the Plan shall be shares of authorized but unissued Common Stock, including any shares repurchased under the terms of the Plan or any Stock Option Agreement entered into pursuant hereto. The cumulative aggregate number of shares of Common Stock to be issued under the Plan shall not exceed 500,000, subject to adjustment as set forth in Section 3.5 of the 1998 Stock Option Plan.

             If any option granted hereunder shall expire or terminate for any reason without having been fully exercised, the unpurchased shares subject thereto shall again be available for the purposes of the Plan. For purposes of
Section 1.4 of the 1998 Stock Option Plan, where the exercise price of options is paid by means of the grantee's surrender of previously owned shares of Common Stock, only the net number of additional shares issued and which remain outstanding in connection with such exercise shall be deemed "issued" for purposes of the Plan.

             Option Price.

             The exercise price of each incentive Stock option granted under the Plan shall be determined by the Committee, but shall not be less than 100% of the "Fair Market Value" (as defined below) of Common Stock on the date of grant. If an Incentive Stock Option is granted to an employee who is a resident of the United States and who at the time such option is granted owns (within the meaning of section 424(d) of the Code) more than 10% of the total combined voting power of all classes of capital stock of the Company, the option exercise price shall be at least 110% of the Fair Market Value of Common Stock on the date of grant and the option by its terms shall not be exercisable after the expiration of 5 years from the date such option is granted. The exercise price of each Nonstatutory Option also shall be determined by the Committee, but shall not be less than 85% of the Fair Market Value of Common Stock, as defined in
Section 2.1 of the Plan on the date of grant. The status of each option granted under the Plan as either an Incentive Stock Option or a Nonstatutory Stock Option shall be determined by the Committee at the time the Committee acts to grant the option, and shall be clearly identified as such in the Stock Option Agreement relating thereto.

             In the discretion of the Committee exercised at the time the option is exercised, the exercise price of any option granted under the Plan shall be paid in full in cash, by check or by the optionee's interest-bearing promissory note (subject to any limitations of applicable state corporations law) delivered at the time of exercise; provided, however, that subject to the timing requirements of Section 2.7 of the 1998 Stock Option Plan, in the discretion of the Committee and upon receipt of all regulatory approvals, the person exercising the option may deliver as payment in whole or in part of such exercise price certificates for Common Stock of the Company (duly endorsed or with duly executed stock powers attached), which shall be valued at its Fair Market Value on the day of exercise of the option, or other property deemed appropriate by the Committee; and, provided further, the so-called cashless exercises as permitted under applicable rules and regulations of the Securities and Exchange Commission and the Federal Reserve Board shall be permitted in the discretion of the Committee. Without limiting the Committee's discretion in this regard, consecutive book entry stock-for-stock exercises of options (or "pyramiding") also are permitted in the Committee's discretion.

             Irrespective of the form of payment, the delivery of shares pursuant to the exercise of an option shall be conditioned upon payment by the optionee to the Company of amounts sufficient to enable the Company to pay all federal, state, and local withholding taxes applicable, in the Company's judgment, to the exercise. In the discretion of the Committee, such payment to the Company may be effected through (i) the Company's withholding from the number of shares of Common Stock that would otherwise be delivered to the optionee by the Company on exercise of the option a number of shares of Common Stock equal in value (as determined by the Fair Market Value of Common Stock on the date of exercise) to the aggregate withholding taxes, (ii) payment by the optionee to the Company of the aggregate withholding taxes in cash, (iii) withholding by the Company from other amounts contemporaneously owed by the Company to the optionee, or (iv) any combination of these three methods, as determined by the Committee in its discretion.

             Option Period.

             (a) The Committee shall provide, in the terms of each Stock Option Agreement, when the option subject to such agreement expires and becomes unexercisable, but in no event will an Incentive Stock Option granted under the Plan be exercisable after the expiration of ten years from the date it is granted. Without limiting the generality of the foregoing, the Committee may provide in the Stock Option Agreement that the option subject thereto expires 90 days following a Termination of Employment for any reason other than death or disability or one year following a Termination of Employment for disability or following an optionee's death.

             (b) Outside Date for Exercise. Notwithstanding any provision of this Section 2.2 of the 1998 Stock Option Plan, in no event shall any option granted under the Plan be exercised after the expiration date of such option set forth in the applicable Stock Option Agreement.

             Exercise of Options.

             Each option granted under the Plan shall become exercisable and the total number of shares subject thereto shall be purchasable, in a lump sum or in such installments, which need not be equal, as the Committee shall determine; provided, however, that each option shall become exercisable in full no later than ten years after such option is granted, and each option shall become exercisable as to at least 10% of the shares of Common Stock covered thereby on each anniversary of the date such option is granted; and provided, further, that if the holder of an option shall not in any given installment period purchase all of the shares which such holder is entitled to purchase in such installment period, such holder's right to purchase any shares not purchased in such installment period shall continue until the expiration or sooner termination of such holder's option. The Committee may, at any time after grant of the option and from time to time, increase the number of shares purchasable in any installment, subject to the total number of shares subject to the option and the limitations set forth in
Section 2.5 of the 1998 Stock Option Plan. At any time and from time to time prior to the time when any exercisable option or exercisable portion thereof becomes unexercisable under the Plan or the applicable Stock Option Agreement, such option or portion thereof may be exercised in whole or in part; provided, however, that the Committee may, by the terms of the option, require any partial exercise to be with respect to a specified minimum number of shares. No option or installment thereof shall be exercisable except with respect to whole shares. Fractional share interests shall be disregarded, except that they may be accumulated as provided above and except that if such a fractional share interest constitutes the total shares of Common Stock remaining available for purchase under an option at the time of exercise, the optionee shall be entitled to receive on exercise a certified or bank cashier's check in an amount equal to the Fair Market Value of such fractional share of stock.

             Transferability of Options.

             Except as the Committee may determine as aforesaid, an option granted under the Plan shall, by its terms, be nontransferable by the optionee other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order (as defined by the Code), and shall be exercisable during the optionee's lifetime only by the optionee or by his or her guardian or legal representative.

             Issuance of Stock Certificates.

             Upon exercise of an option, the Company shall deliver to the person exercising such option a stock certificate evidencing the shares of Common Stock acquired upon exercise. Notwithstanding the foregoing, the Committee in its discretion may require the Company to retain possession of any certificate evidencing stock acquired upon exercise of an option which remains subject to repurchase under the provisions of the Stock Option Agreement or any other agreement signed by the optionee in order to facilitate such repurchase provisions.

           Adjustments Upon Changes in Capitalization; Merger and Consolidation.

             If the outstanding shares of Common Stock are changed into, or exchanged for cash or a different number or kind of shares or securities of the Company or of another corporation through reorganization, merger, recapitalization, reclassification, stock split-up, reverse stock split, stock dividend, stock consolidation, stock combination, stock reclassification or similar transaction, an appropriate adjustment shall be made by the Committee in the number and kind of shares as to which options and restricted stock may be granted. In the event of such a change or exchange, other than for shares or securities of another corporation or by reason of reorganization, the Committee shall also make a corresponding adjustment changing the number or kind of shares and the exercise price per share allocated to unexercised options or portions thereof, which shall have been granted prior to any such change, shall likewise be made. Any such adjustment, however, shall be made without change in the total price applicable to the unexercised portion of the option but with a corresponding adjustment in the price for each share (except for any change in the aggregate price resulting from rounding-off of share quantities or prices).

             In the event of a "spin-off" or other substantial distribution of assets of the Company which has a material diminutive effect upon the Fair Market Value of the Common Stock, the Committee in its discretion shall make an appropriate and equitable adjustment to the exercise prices of options then outstanding under the Plan.

             Where an adjustment under Section 3.5 of the 1998 Stock Option Plan, of the type described above is made to an Incentive Stock Option held by a resident of the United States, the adjustment will be made in a manner which will not be considered a "modification" under the provisions of subsection 424(b)(3) of the Code.

             In connection with the dissolution or liquidation of the Company or a partial liquidation involving 50% or more of the assets of the Company, a reorganization of the Company in which another entity is the survivor, a merger or reorganization of the Company under which more than 50% of the Common Stock outstanding prior to the merger or reorganization is converted into cash or into a security of another entity, a sale of more than 50% of the Company's assets, any person or group of affiliated or associated persons, other than present management and directors, acquires 25% of more of the outstanding shares, or a similar event that the Committee determines, in its discretion, would materially alter the structure of the Company or its ownership, the Committee, upon 30 days prior written notice to the option holders, may, in its discretion, do one or more of the following: (i) shorten the period during which options are exercisable (provided they remain exercisable for at least 30 days after the date the notice is given); (ii) accelerate any vesting schedule to which an option is subject; (iii) arrange to have the surviving or successor entity grant replacement options with appropriate adjustments in the number and kind of securities and option prices, or (iv) cancel options upon payment to the option holders in cash, with respect to each option to the extent then exercisable (including any options as to which the exercise has been accelerated as contemplated in clause (ii) above), of any amount that is the equivalent of the Fair Market Value of the Common Stock (at the effective time of the dissolution, liquidation, merger, reorganization, sale or other event) or the fair market value of the option. In the case of a change in corporate control, the Committee may, in considering the advisability or the terms and conditions of any acceleration of the exercisability of any option pursuant to this Section 3.5, take into account the penalties that may result directly or indirectly from such acceleration to either the Company or the option holder, or both, under Section 280G of the Code, and may decide to limit such acceleration to the extent necessary to avoid or mitigate such penalties or their effects.

                   No fractional share of Common Stock shall be issued under the Plan on account of any adjustment under Section 3.5 of the 1998 Stock Option Plan.

             Amendment and Termination.

             The Board or the Committee may at any time suspend, amend or terminate the Plan and may, with the consent of the option holder, make such modifications of the terms and conditions of such option holder's option as it shall deem advisable, provided, however, that, without approval of the Company's stockholders given within twelve months before or after the action by the Board or the Committee, no action of the Board or the Committee may, (A) materially increase the benefits accruing to participants under the Plan; (B) materially increase the number of securities which may be issued under the Plan; or

(C) materially modify the requirements as to eligibility for participation in the Plan. No option may be granted during any suspension of the Plan or after such termination. The amendment, suspension or termination of the Plan shall not, without the consent of the option holder affected thereby, alter or impair any rights or obligations under any option theretofore granted under the Plan. No option way be granted during any period of suspension nor after termination of the Plan, and in no event may any option be granted under the Plan after the expiration of ten years from the date the Plan is adopted by the Board.

             Privileges of Stock Ownership; Non-Distributive Intent; Reports to Option Holders.

             A participant in the Plan shall not be entitled to the privilege of stock ownership as to any shares of Common Stock not actually issued to the optionee. Upon exercise of an option at a time when there is not in effect under the Securities Act of 1933, as amended, a Registration Statement relating to the Common Stock issuable upon exercise or payment therefor and available for delivery a Prospectus meeting the requirements of Section 10(a)(3) of said Act, the optionee shall represent and warrant in writing to the Company that the shares purchased are being acquired for investment and not with a view to the distribution thereof.

             The Company shall furnish to each optionee under the Plan the Company's annual report and such other periodic reports, if any, as are disseminated by the Company in the ordinary course to its stockholders.

             Termination.

             The Plan shall terminate automatically as of the close of business on the day preceding the tenth anniversary date of its adoption by the Board or earlier as provided in Section 3.8. Unless otherwise provided herein, the termination of the Plan shall not affect the validity of any option agreement outstanding at the date of such termination.

             U.S. Federal Income Tax Treatment

             Under the Code, neither the grant nor the exercise of Incentive Stock Options is a taxable event to the optionee (except to the extent an optionee may be subject to alternative minimum tax); rather, the optionee is subject to tax only upon the sale of the common stock acquired upon exercise of the Incentive Stock Option. Upon such a sale, the entire difference between the amount realized upon the sale and the exercise price of the option will be taxable to the optionee. Subject to certain holding period requirements, such difference will be taxed as a capital gain rather than as ordinary income.

             Optionees who receive Nonstatutory Options will be subject to taxation upon exercise of such options on the spread between the Fair Market Value of the Common Stock on the date of exercise and the exercise price of such options. This spread is treated as ordinary income to the optionee, and the Company is permitted to deduct as an employee expense a corresponding amount. Nonstatutory Options do not give rise to a tax preference item subject to the alternative minimum tax.

             Canadian Federal Income Tax Treatment

             The exercise price of an option may not be less than the fair market value per share of Common Stock on the date that the option is granted in order to receive certain tax benefits under the Income Tax

Act of Canada (the "ITA"). If the exercise price is below fair market value a benefit equal to the amount by which the fair market value of the shares at the time the employee acquires them exceeds the total of the amount paid for the shares or the amount paid for the right to acquire the shares shall be deemed to be received by the employee in the year the shares are acquired pursuant to paragraph 7(1) of the ITA. Where the exercise price of the option is equal to the fair market value of the shares at the time the option is granted, paragraph 110(1)(d) of the ITA allows a deduction from income equal to one quarter of the benefit as calculated above. If the exercise price of the option is less than the fair market value at the time it is granted, no deduction under paragraph 110(1)(d) is permitted. Options granted to any non-employees, whether directors or consultants or otherwise will confer a tax benefit in contemplation of the person becoming a shareholder pursuant to subsection 15(1) of the ITA.

   The table below reflects the Options granted to the present officers and directors of the Company and the percentage of Options owned by such persons.


                                                                                                        Exercise
          Officer and/or Director                 Expiration Date       Options         Percent          Price
          -----------------------                 ---------------       -------         -------          -----
Samuel Jacob Berkovits......................                  (1)      387,500          58.1%            $1.38(2)
Gary Davis..................................                  (8)       35,000           5.2%            $1.38(3)
Leonard Fasullo.............................                  (9)       35,000           5.2%            $1.38(4)
Charles Winston.............................                 (10)       22,500           3.4%            $1.38(5)
Joan A. Pajunen.............................                 (11)       20,000           3.0%            $1.38(6)
Meyer Feiler................................             07/13/08       10,000(7)        1.5%            $4.125
Theodore Bonsignore.........................             07/13/08       10,000(7)        1.5%            $4.125
James B. Fleischer..........................             07/13/08       5,000(7)         .75%            $4.125

--------
(1) 327,500 of such options expire on August 21, 2002, 50,000 expire on February 9, 2002 and 10,000 options expire on July 13, 2008.
(2)          The exercise price for 10,000 of the 387,500 options is $4.125.
(3)          The exercise price for 20,000 of the 35,000 options is $4.125.
(4)          The exercise price for 20,000 of the 35,000 options is $4.125.
(5)          The exercise price for 15,000 of the 22,500 options is $4.125.
(6)          The exercise price for 10,000 of the 20,000 options is $4.125.
(7)          All options pursuant to the 1998 Stock Option Plan expire July 13,
             2008.
(8) 15,000 of the options expire on February 9, 2002 and 20,000 of the options expire on July 13,
             2008.
(9) 15,000 of the options expire on February 9, 2002 and 20,000 of the options expire on July 13, 2008.
(10) 7,500 of the options expire on February 9, 2002 and 15,000 of the options expire July 13, 2008.
(11) 10,000 of the options expire on February 9, 2002 and 10,000 of the options expire July 13, 2008.

                                  RISK FACTORS


THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. BEFORE MAKING AN INVESTMENT IN THE COMPANY, PROSPECTIVE PURCHASERS OF THE COMMON STOCK AND WARRANTS OFFERED HEREIN SHOULD GIVE CAREFUL CONSIDERATION TO THE FOLLOWING RISK FACTORS AFFECTING THE BUSINESS OF THE COMPANY AND ITS SECURITIES, TOGETHER WITH OTHER INFORMATION IN THIS PROSPECTUS.

Risk Factors Relating to the Business of the Company

        1.         Competition.

                   The manufacture and distribution of jewelry is a highly competitive industry. The Company competes with major domestic and international companies with substantially greater financial, technical, marketing resources and personnel than the Company. While the Company believes that the D.G. Manufacturing Process provides it with a competitive edge in certain markets, the Company has not sought a patent on the process since it does not want to divulge its proprietary secrets. There can be no assurance that other jewelry manufacturers will not similarly develop low-cost, high-volume production capability or better processes or develop other competitive advantages over the Company, thereby providing greater competition for the Company and materially effecting its business prospects.

        2.         Lack of Patent Protection for Manufacturing Process.

                   Management believes one of its significant competitive advantages is the D.G. Manufacturing Process which utilizes the lost-wax/cast-in-place method allowing it to use unskilled labor with minimal training to set as many as 8,000 stones per day, per stone setter, at a significantly lower cost than its competitors. Although the general concepts of such high volume production are known in the industry, to the Company's knowledge no one else has been able to develop and perfect the unique applications that the Company has to accomplish such high volume production of stone-set jewelry. The Company has not applied for a patent for its application and modifications of the basic processes, since it did not want to disclose its unique developments and applications. Furthermore, there can be no assurance that the process would qualify for patents, or to the extent of the enforceability of any patent that would be granted. The ability of others to build upon the basic processes and develop similar, if not better applications to the high volume, lost-wax manufacturing process, could have an adverse competitive impact.

        3.         Uncertainty of Expansion Strategy.

                   The Company's business strategy is designed to expand its sales of stone-set jewelry, in particular, rings, in Canada and in the United States by taking advantage of the D.G. Manufacturing Process and promoting the Company's popular designs. The Company's ability to implement its plans will depend primarily on the ability to expand its penetration in the United States and the availability of qualified and cost effective sales personnel. There are no firm agreements for employment of additional marketing personnel, and there is no assurance that any of the expansion factors will be satisfied or that the Company will be able to establish additional favorable relationships for merchandising of its jewelry in the United States. There is no certainty, assuming it could hire the appropriate marketing personnel and ultimately establish additional merchandising relationships in the United States, when such events might occur or to what extent.

                   Prior to the acquisition of Aviv, the Company had not engaged directly in retail operations. The Company has never engaged in the inventory liquidation business or in the operation of retail outlets for jewelry and watch repair. However, the Company has hired experienced personnel or entered into joint ventures with experienced operators of such businesses. Nonetheless, the prospects for each of the New York Gold and Diamond Exchange, the Silverman Retail Solutions joint venture and the Time operation must be considered in light of the risks, expenses and difficulties frequently encountered by small businesses in highly competitive industries.

        4. Availability and Cost of Precious Metals and Precious and Semi-Precious Stones.

                   The jewelry industry in general is affected by fluctuations in the prices of precious metals and precious and semi-precious stones. The availability and prices of gold, diamonds and other precious metals and precious and semi-precious stones may be influenced by cartels, political instability in exporting countries and inflation. Shortages of these materials or sharp changes in their prices could have a material adverse effect on the Company's results of operations or financial condition.

                   Approximately 90% of the Company's products are made of gold, which the Company obtains from commodity dealers, banks and gold refiners in U.S. dollars at market prices on a cash basis. Changes in the market price of gold could require the Company to reduce the carrying value of the gold owned by it and recognize a charge against earnings, which could be substantial, in the period in which the change in market value occurs. The Company does not engage in hedging transactions to protect against this potential risk.

                   Prices for the Company's products generally are determined by reference to the current market price of gold. Consequently, the Company's sales could be affected by significant increases, decreases or volatility in the price of gold. While the Company believes that its sales have not suffered materially during the periods of rising or declining gold prices, there can be no assurance, if the price of gold were to move substantially above or substantially below current price levels and remain as such for a prolonged period of time, that such increase or decrease would not have an adverse effect on the Company's results of operations. In addition, the Company's results of operations may be adversely affected during periods of extreme volatility in the price of gold since many customers may elect to defer purchases until the price of gold has become relatively stable.

        5.         Dependence on Major Customers.

                   For the year ended December 31, 1997, three major customers accounted for 42% of sales. Finlay accounted for 19% of sales, Silvermans Jewelers Consultants, Inc. accounted for 14% of sales and Wal-Mart accounted for 9% of sales. For the year ended December 31, 1996, the Company's two largest customers were Wal-Mart (21% of sales) and Zellers Inc. of Canada ("Zellers") (11% of sales). The loss of any of the these customers or a significant reduction in their orders would have a materially adverse effect on the Company. Except for Zellers, the Company believes that its relationship with its customers is good. Zellers, who had purchased rings pursuant to a contract with the Company, has stopped purchasing products from the Company and is in litigation with the Company. See "Legal Proceedings." No assurance can be given that such customers will continue to use the Company for the design and manufacture of their jewelry requirements.

        6.         Dependence on Key Executives.

                   The operations of the Company have depended to a great extent on the management efforts of Jack Berkovits, Chairman, CEO and President of the Company and Gadi Beer, Vice President of Sales and Marketing for Aviv. Mr. Berkovits has a three year employment agreement with the Company which became effective on April 14, 1997. The Company and Mr. Beer entered into a one year employment agreement on February 10, 1998. The loss of these individuals would have a materially adverse affect upon the Company. The Company maintains approximately $840,000 of "key-man" life insurance on Mr. Berkovits. One policy in the amount of $700,000 has been pledged to secure the Company's line of credit to The Bank of Nova Scotia.

        7.         Secured Loans-Existence of Liens on Significant Portion of
Assets.

                   All of the Company's assets have been pledged as collateral to secure its indebtedness to The Bank of Nova Scotia, a Canadian bank, for its line of credit and equipment financing provided to the Company. In the event the Company defaults on payment of its obligations, including the making of required payments of principal and interest, the Company's indebtedness could be declared immediately due and payable and, in certain cases, the Company's assets could be foreclosed upon. The aforementioned pledging of the assets and assignments of insurance to secure outstanding indebtedness makes such assets unavailable to secure additional debt financing, which most likely will adversely affect the Company's ability to borrow in the future.

        8.         Material Factors Relating to the Operations of the Business.

                   As a manufacturer and merchandiser of stone-set jewelry, the Company's existing and future operations are and will be influenced by several factors including technological developments in the mass production of jewelry, the ability of the Company to efficiently meet the design and production requirements of its customers, and the market acceptance of its customers' jewelry. Further factors impacting the success of the Company's operations are increases in expenses associated with continued sales growth, the ability of the Company to control costs, management's ability to evaluate the public's taste and new orders to target satisfactory profit margins, the capacity of the Company to develop and manage the introduction of new designed products, and competition. Quality control is also essential to the Company's operations, since customers demand compliance with design and product specifications and consistency of production. There can be no assurance that the revenue growth will be sustained on a quarterly or annual basis.

        9.         Seasonality.

                   Retail sales of jewelry are greater in the fourth quarter of the calendar year which includes the holiday selling season. According to the World Gold Council, fourth quarter retail jewelry sales in 1995 were between 44% and 46% of the retail dollars and unit sales, respectively, and the month of December was a significant part of those sales. It has been management's experience that the Company's and its customers' purchases are seasonally sensitive causing a significant portion of the

Company's sales to be concentrated in the fall in anticipation of the holiday season.


        10.        General Economic Conditions.

                   Retail jewelry sales are sensitive to fluctuations in the economic cycle. Unfavorable general economic conditions have an adverse effect on consumer spending, and therefore on the Company's business. Management believes its growth and products are less sensitive to economic downturns due to its mass manufacturing capabilities, merchandising, and low-cost products which are more impulse purchase items. There can be no assurance that unfavorable general economic conditions or a downturn in consumer confidence could in the future have an adverse effect on consumer spending preferences and, therefore, on the Company's business.

        11.        Exemptions Under the Exchange Act for a Foreign Private
Issuer.

                   The Company is a foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, it is exempt from certain provision applicable to United States companies with securities registered under the Exchange Act, including: (1) the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act; and (3) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any 'short-swing' trading transaction (i.e., a purchase and sale, or a sale and purchase, of the issuer's equity securities within a period of less than six months). Because of these exemptions, investors in the Company are not afforded the same protections or information generally available to investors in public companies organized in the United States.

Risk Factors Relating to the Securities and the Offering

        1.         Control by Current Security Holders.

                   As of the date of this Prospectus, Samuel Jacob Berkovits, Chairman, President and Chief Executive Officer of the Company, beneficially owns, in the aggregate, approximately 52.4% of the outstanding Common Stock (assuming no exercise of the warrants, options or warrants held by persons other than Mr. Berkovits). Accordingly, he is in a position to cause an increase in the authorized capital or cause the dilution, merger or sale of assets of the Company, cause directors to be elected or removed and generally control the affairs of the Company. Assuming that all of the warrants, included therein are exercised, Mr. Berkovits will beneficially own, in the aggregate, approximately 41.0% of the outstanding Common Stock (assuming no exercise of any other options or warrants other than those held by such individuals). Although he would not represent a majority of the voting securities of the Company, his significant beneficial holdings would enable him to exercise substantial influence over the Company.

        2.         Potential Conflicts of Interest and Transactions with
Affiliates.

                   There have been transactions in the past and are ongoing transactions between the Company and its Chairman, CEO and President, Samuel Jacob Berkovits and loans from the Company to certain employees, some of whom are officers of the Company. In the future, all related party transactions will be disclosed to the board, which will decide whether the transactions are in the best interests of the Company and on terms no less favorable than could be obtained from unaffiliated third parties. There exists the potential for conflicts with the Company. There can be no assurance that any further conflicts of interest will be resolved in favor of the Company.

        3.         Possible Delisting and Risks of Low Priced Stocks.

                   The Common Stock and Warrants are listed on the Nasdaq SmallCap Market. In order to maintain the listing, the Company must meet the following criteria: (i) either at least $2,000,000 in net tangible assets, a $35,000,000 market capitalization or net income of at least $500,000 in two of the three prior years, (ii) at least 500,000 shares in the public float valued at $1,000,000 or more, (iii) a minimum Common Stock bid price of $1.00, (iv) at least two active market makers, and (v) at least 300 shareholders of Common Stock. If the Company is unable to satisfy Nasdaq's maintenance criteria, the Common Stock and Warrants may be delisted from trading on Nasdaq. In such event, trading in the Common Stock and Warrants would be conducted in the over-the-counter market on the NASD's OTC Bulletin Board or in the National Quotation Bureau's 'pink sheets.' As a consequence, an investor would most likely find it more difficult to dispose of, or to obtain prompt and accurate quotations as to the price of the Company's securities, and may be exposed to a risk of a decline in the market price of the Common Stock and Warrants.

        In addition, if the Company's securities are delisted from Nasdaq, and the Company does not meet any other exceptions to the penny stock regulations, trading in the Company's securities would be covered by Rule 15g-9 promulgated under the Exchange Act for non-Nasdaq and non-exchange (national exchange) listed securities. Under such rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities also are exempt from this rule if the market or exercise price is at least $5.00 per share.
See "Risk Factors - Penny Stock Regulation."

        If the Company's securities become subject to the regulations applicable to penny stocks, in addition to the possible adverse affect on the market liquidity for the Company's securities, the penny stock regulations could limit the ability of broker/dealers to sell the Company's securities and thus the ability of purchasers of the Company's securities to sell their securities in the secondary market.

        4.         Penny Stock Regulation.

                   The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Commission regulations generally define a penny stock to be an equity security that has a market or exercise price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq and any equity security issued by an issuer that has net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and broker/dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for securities that become subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, the market liquidity for the Company's securities could be severely affected, thus investors in this Offering may find it more difficult to sell such securities.

        5.         Dividends Unlikely.

                   The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. The board does not intend to declare any cash dividends in the foreseeable future and earnings, if any, will be used to finance the capital requirements of the Company.

        6.         Outstanding Options and Warrants.

                   The Company has outstanding 1,265,000 warrants exercisable at $6.25 per share. Upon exercise of the warrants granted to the underwriter of the Company's initial public offering, 110,000 shares of stock and 110,000 warrants shall be issued. The Company has a 1996 Stock Option Plan pursuant to which 500,000 shares of Common Stock are provided for issuance. All 500,000 options have been granted at an exercise price of $1.38. The Company adopted the 1998 Stock Option Plan at its annual meeting in July 1998 pursuant to which 500,000 shares of Common Stock are provided for issuance. To the extent that such options and warrants are exercised, dilution to the interests of the Company's shareholders may occur. Holders of options and warrants are likely to exercise them when, in all likelihood, the Company could obtain additional capital on terms more favorable then those provided by the options and warrants. During the term of such securities the holders thereof are given an opportunity to profit from a rise in the market price of the Company's Common Stock, with a resultant dilution of the interests outstanding, and they may adversely affect the terms on which the Company could obtain additional capital. Furthermore, the sale of Common Stock issuable to the holders of such options and warrants, or merely the potential of such sales, could have an adverse effect on the market price of the Company's securities.

        7.         Shares Available for Future Sale.

                   Upon consummation of this offering, the Company will have 6,650,000 (assuming issuance of an aggregate of 1,485,000 shares pursuant to the exercise of the Warrants, the Underwriter's Warrants and the Warrants contained therein), of which 3,540,000 will be freely tradeable without restriction of registration under the Securities Act. All of the 3,110,000 remaining shares of the Company's Common Stock are "restricted securities" as defined under Rule 144 of the Securities Act, including 2,540,000, held by Samuel Jacob Berkovits, Chairman, Chief Executive Officer and President of the Company. Mr. Berkovits is deemed an "affiliate" (control person) of the Company as defined in Rule 144 promulgated under the Securities Act, and may only sell his shares, which are not deemed "restricted securities" as defined under Rule 144 of the Securities Act, absent registration, in accordance with the provisions of Rule 144, exclusive of that Rule's one-year holding period. Options granted under the 1996 Stock Option Plan to employees, officers and directors of the Company, and the Common Stock issuable upon exercise of said options, would be deemed 'restricted securities' under Rule 144. Restricted securities may only be publicly sold pursuant to a registration under the Securities Act, or pursuant to Rule 144 or some other exemption that may be available from the registration requirements of the Securities Act. Rule 144 entitles each person holding restricted securities for a period of one-year, and affiliates who own non-restricted securities of the Company, to sell every three months in ordinary brokerage transactions an amount of shares which does not exceed the greater of 1% of the Common Stock outstanding, or assuming the Common Stock is then traded on Nasdaq, the average weekly trading volume during the four calendar weeks prior to said sale. Any substantial sales pursuant to Rule 144, including the potential sale of Mr. Berkovits' Common Stock, may have an adverse effect on the market price of the Common Stock, and may hinder the Company's ability to arrange subsequent equity or debt financing or affect the terms and time of such financing.

        The 3,110,000 shares which are deemed restricted securities are also subject to lock-up agreements with Joseph Dillon & Co. Inc. ("Dillon") pursuant to which these shareholders may not sell such shares without the consent of Dillon prior to April 16, 1999. Although there is no present specific plan, proposal, arrangement or understanding to waive the two year restrictive period, the Dillon may give its consent to reduce the lock-up period. However, any such waiver would be subject to the nature of the market for the Company's securities, the price and volume of the trading, and the operations and financial condition of the Company, Sales of those amounts of Common Stock may have an adverse effect on the market price of the Common Stock.

        8.         Currency Fluctuations.

                   The Company's consolidated financial statements are prepared in Canadian dollars and are converted into United States dollars. A portion of the Company's revenues are derived from activities in the United States. Fluctuations in exchange rates between the Canadian and United States dollars may have a material adverse effect on the Company's results of operations. The impact of future exchange rate fluctuations on the Company's results of operations cannot be accurately predicted. To date, the Company has not sought to hedge the risks associated with fluctuation in exchange rates and does not have a policy relating to hedging. There can be no assurance that any hedging techniques that might be implemented by the Company in the future would be successful or that the Company's results of operations will not be materially adversely affected by exchange rate fluctuations.

                                 USE OF PROCEEDS


        The Company will not receive any proceeds from the Selling Stockholder's sale of securities, although the Company would receive proceeds from any exercise of the Options. Any proceeds from such exercise would be applied to working capital.

                              SELLING STOCK HOLDERS

        The Selling Stock Holders acquired the Securities in connection with the 1996 Stock Option Plan and the 1998 Stock Option Plan.

        The following table sets forth (a) the name of the Selling Stock Holder,
(b) the number of Securities beneficially owned by the Selling Stock Holder as of August 31, 1998; (c) the number of Securities being offered by the Selling Stock Holders, and (d) the number of Securities outstanding to be beneficially owned by the Selling Stock Holders following this Offering, assuming the sale pursuant to this Offering or otherwise of all of the Securities that are the subject of the Registration Statement of which this Prospectus forms a part. There can be no assurance, however, that the Selling Security Holder will sell any or all of the Securities offered hereunder.


                                                                                               Securities
                                         Beneficial              Securities Offered            Owned After
Selling Stockholder                      Ownership                     Hereby                   Offering
-------------------                      ----------              ------------------           ------------
Samuel Jacob Berkovits                   2,811,250(1)                  387,500                  2,610,000
Gary Davis                                  11,250(2)                   35,000                          0
Drew Bricker                                11,250(3)                   15,000                          0
Leonard Fasullo                             11,250(4)                   35,000                          0

--------

  (1) Includes (i) 426,000 shares of Common Stock owned by the Berkovits Family Trust of which Mr. Berkovits and his wife are co-trustees; (ii) 390,000 shares of Common Stock owned by his wife and (iii) 201,250 shares issuable upon options that are currently exercisable or exercisable in the next sixty days. Does not include (i) an aggregate of 390,000 shares of Common Stock owned by two of Mr. Berkovits' sons who are independent of their father; and (ii) 186,250 shares of Common Stock underlying the Options which are not currently exercisable or exercisable in the next sixty days.

  (2) Does not include 23,750 shares issuable upon options which are not exercisable in the next 60 days.

  (3) Does not include 3,750 shares issuable upon options which are not exercisable in the next 60 days.

  (4) Does not include 23,750 shares issuable upon options which are not exercisable in the next 60 days.


                                                                                                Securities
                                          Beneficial              Securities Offered            Owned After
Selling Stockholder                       Ownership                     Hereby                   Offering
-------------------                       ----------              ------------------            -----------
Charles Winston                              5,625(5)                    22,500                       0
Aaron Grubner                                7,500                       10,000                       0
Joan A. Pajunen                              7,500(6)                    20,000                       0
Marty Kirshenbaum                            7,500(7)                    20,000                       0
Anca Perieteanu                              7,500(8)                    25,000                       0
Bentzion Berkovits                               0(9)                     5,000                       0
Robert Gross                                     0(10)                    5,000                       0
Donna Kong-Cowan                                 0(11)                    2,000                       0

--------

  (5) Does not include 16,875 shares issuable upon options which are not exercisable in the next 60 days.

  (6) Does not include 12,500 shares issuable upon options which are not exercisable in the next 60 days.

  (7) Does not include 12,500 shares issuable upon options which are not exercisable in the next 60 days.

  (8) Does not include 17,500 shares issuable upon options which are not exercisable in the next 60 days.

  (9) These shares are not considered beneficially owned because they options do not vest in 60 days.

  (10) These shares are not considered beneficially owned because the options do not vest in 60 days.

  (11) These shares are not considered beneficially owned because the options do not vest in 60 days.


                                                                                            Securities
                                      Beneficial              Securities Offered            Owned After
Selling Stockholder                   Ownership                     Hereby                   Offering
-------------------                   ----------              -------------------           -----------
Sandra Fiedler                          0(12)                      1,000                         0
Jana Spagnuolo                          0(13)                      1,000                         0
James B. Fleischer                      0(14)                      5,000                         0
Angeliki Parpoula                       0(15)                      1,000                         0
Maria Tavares                           0(16)                      1,000                         0
Louis Elzas                             0(17)                      1,000                         0
Jeanne Eckerson                         0(18)                     25,000                         0
Theodore Bonsignore                     0(19)                     10,000                         0
Meyer Feiler                            0(20)                     10,000                         0

--------

  (12) These shares are not considered beneficially owned because the options do not vest in 60 days.

  (13) These shares are not considered beneficially owned because the options do not vest in 60 days.

  (14) These shares are not considered beneficially owned because the options do not vest in 60 days.

  (15) These shares are not considered beneficially owned because the options do not vest in 60 days. 16 These shares are not considered beneficially owned because the options do not vest in 60 days.

  (17) These shares are not considered beneficially owned because the options do not vest in 60 days.

  (18) These shares are not considered beneficially owned because the options do not vest in 60 days.

  (19) These shares are not considered beneficially owned because the options do not vest in 60 days.

  (20) These shares are not considered beneficially owned because the options do not vest in 60 days.

                             PRINCIPAL SHAREHOLDERS


        The following table sets forth as of the date of this Prospectus, the names and beneficial ownership of the Company's Common Stock beneficially owned, directly or indirectly, by (i) each person who is a director or executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) all holders of 5% or more of the outstanding shares of Common Stock of the Company, before this Offering.



                                                                            Percentage of Share Ownership
                                                             -------------------------------------------------------
                                                             Amount and Nature of                 Percentage of
                                                                   Beneficial                   Shares Outstanding
       Names and Address of Beneficial Owner(1)                    Ownership(2)               Prior to the Offering
       ----------------------------------------              ---------------------            ----------------------
Samuel Jacob Berkovits.................................           2,811,250(4)                         52.4%
The Berkovits Family Trust.............................             426,000                             8.2%
Sheba Berkovits........................................             816,000(5)                         15.8%
Gary Davis.............................................              11,250(6)                           *
Leonard Fasullo........................................              11,250(6)                           *
Charles Winston........................................               5,625(6)                           *
Joan A. Pajunen........................................               7,500(6)                           *
All directors and executive officers
as a group - 5 persons.................................           2,846,875                            52.7%

* Less than one %.

(1) The address of each individual is 1001 Petrolia Road, Toronto, Ontario, Canada M3J 2X7.

(2) Based upon information furnished to the Company by either the directors and executive officers or obtained from the stock transfer books of the Company. The Company is informed that these persons hold the sole voting and dispositive power with respect to the Common Stock except as noted herein. For purposes of computing 'beneficial ownership' and the percentage of outstanding Common Stock held by each person or group of persons named above as of the date of this Prospectus, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing beneficial ownership and the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As of the date of this Prospectus, the Company had 5,165,000 shares of Common Stock outstanding and an additional 500,000 shares of Common Stock provided for issuance under the 1996 Plan.

(3) Gives effect to an aggregate of 1,485,000 shares issuable upon exercise of the Warrants, the Underwriter's Warrants and the Warrants contained therein.

(4) Includes (i) 426,000 shares of Common Stock owned by the Berkovits Family Trust of which Mr. Berkovits and his wife are co-trustees; (ii) 390,000 shares of Common Stock owned by his wife and (iii) 201,250 shares issuable upon options that are currently exercisable or exercisable in the next sixty days. Does not include an aggregate of 390,000 shares of Common Stock owned by two of Mr. Berkovits' sons who are independent of their father; and (iv) 186,250 shares of Common Stock underlying the Options which are not currently exercisable or exercisable in the next sixty days.

(5) Includes 426,000 shares of Common Stock owned by the Berkovits Family Trust of which Ms. Berkovits is a co-trustees. Ms. Berkovits is the wife of Jack Berkovits.

(6) Consists of options which are currently exercisable or exercisable in the next sixty days.

                            DESCRIPTION OF SECURITIES


General

        The following description of the material terms of the Common Stock is subject to the Ontario Business Corporation Act, 1982 ("BCA") and to the provisions contained in the Company's articles of incorporation and by-laws, as amended, copies of which have been filed as exhibits to the registration statement of which this Prospectus is a part.

Common Stock

        The Company is authorized to issue an unlimited number of shares of Common Stock, no par value per share, of which as of the date of this Prospectus 5,165,000 shares of Common Stock are outstanding. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this Offering will be validly authorized and issued, fully paid, and non-assessable.

        The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of Common Stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining, if any, after payment of liabilities. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.

        Pursuant to the BCA, a shareholder of an Ontario Corporation has the right to have the corporation pay the shareholder the fair market value for his shares of the corporation in the event such shareholder dissents to certain actions taken by the corporation such as amalgamation or the sale of all or substantially all of the assets of the corporation and such shareholder follows the procedures set forth in the BCA.

Warrants

        The Warrants were issued pursuant to a Warrant Agreement between the Company and American Stock Transfer & Trust Company (the "Transfer and Warrant Agent"). Each Warrant entitles its holder to purchase, one share of Common Stock at an exercise price of $6.25 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to below. The Warrants are exercisable from April 17, 1998 until April 16, 2002.

        The Warrants may be redeemed by the Company at any time after April 17, 1998, at a redemption price of $.10 per Warrant, on not less than 30 days' prior written notice to the holders of such Warrants, provided that the closing high bid price of the Common Stock on Nasdaq, or the last sale price per share of the Common Stock, if listed on the Nasdaq National Market or on a national exchange, is at least 150% ($9.38 per share, subject to adjustment) of the exercise price of the Warrants for a period of 15 consecutive trading days ending on the fifth day prior to the date the notice of redemption is given. Holders of Warrants shall have exercise rights until the close of the business day preceding the date fixed for redemption. The exercise price of the Warrants should in no event be regarded as an indication of any future market price of the securities offered hereby.

        The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassification of the Common Stock. The Warrants do not confer upon holders any voting or any other rights as shareholders of the Company.

        The Company will pay the Underwriters a fee of five percent of the exercise price of each Warrant exercised, a portion of which fee may be allowed to the dealer who solicited the exercise.

        The Company is required to have a current registration statement on file with the Commission and to effect appropriate qualifications under the laws and regulations of the states in which the holders of Warrants reside in order to comply with applicable laws in connection with the exercise of Warrants and the sale of the Common Stock issued upon such exercise. The Company, therefore, will be required to file post-effective amendments to its registration statement when subsequent events require such amendments in order to continue the registration of the Common Stock underlying the Warrants and to take appropriate action under state securities laws. There can be no assurance that the Company will be able to keep its registration statement current or to effect appropriate action under applicable state securities laws. Its failure to do so may restrict the ability of the Warrant holders to exercise the Warrants and resell or otherwise dispose of the underlying Common Stock, whether pursuant to redemption of the Warrants or otherwise.

Transfer Agent

        The transfer agent of the Company's Shares is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005. American Stock Transfer & Trust Company also acts as the Warrant agent for the Company's Warrants.

                              PLAN OF DISTRIBUTION

        The Securities offered hereby are being sold by the Selling Stock Holder acting as a principal for its own account. The distribution of the Securities by the Selling Stock Holder may be effected from time to time in ordinary brokerage transactions in the over-the-counter market at market prices prevailing at the time of sale or in one or more negotiated transactions at prices acceptable to the Selling Stock Holder. The brokers or dealers through or to whom the Securities may be sold may be deemed underwriters of the Securities within the meaning of the Securities Act, in which event all brokerage commissions or discounts and other compensation received by such brokers or dealers may be deemed to be underwriting compensation. The Company will bear all expenses of the offering, except that the Selling Stock Holder will pay any applicable brokerage fees or commissions and transfer taxes. In order to comply with the securities laws of certain states, if applicable, the Securities will be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Securities may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.



                              INVESTMENT CANADA ACT

        The Investment Canada Act is a Federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an entity that is a 'non-Canadian' as that term is defined in the Investment Canada Act.

        The Company believes that it is not currently a 'non-Canadian' for purposes of the Investment Canada Act. If the Company were to become a 'non-Canadian' in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canadian Act. Generally, the direct acquisition by a 'non-Canadian' of an existing Canadian business with gross assets of $5,000,000 or more is reviewable under the Investment Canada Act, with a threshold of $168 million for 1996 for "NAFTA investors", as defined under the Investment Canada Act.

        Indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) as well as acquisitions of businesses related to Canada's cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, acquisitions of control of existing investments to establish new, unrelated businesses are not generally reviewable but do require that a notice of the investment be given under the Investment Canada Act. An investment in a new business that is related to the non-Canadian's existing business in Canada is not notifiable under the Investment Canada Act unless such investment relates to Canada's cultural heritage or national identity.

        Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments may not be implemented prior to the Minister determining that the investment is likely to be of "net benefit to Canada" based on the criteria set out in the Investment Canada Act.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

        The Company shall, to the fullest extent permitted by the laws of the Province of Ontario, as the same may be amended and supplemented, indemnify under said section from and against any and all expenses, liabilities or other matters referred in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The Company will have the power to purchase and maintain officers' and directors' liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to Article 6.

        INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISION, OR OTHERWISE, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE. IN THE EVENT THAT A CLAIM FOR INDEMNIFICATION AGAINST SUCH LIABILITIES OTHER THAN THE PAYMENT BY THE COMPANY OR EXPENSES INCURRED OR PAID BY A DIRECTOR, OFFICER OR CONTROLLING PERSON IN CONNECTION WITH THE SECURITIES BEING REGISTERED, THE COMPANY WILL, UNLESS IN THE OPINION OF ITS COUNSEL THE MATTER HAD BEEN SETTLED BY CONTROLLING PRECEDENT, SUBMIT TO A COURT OF APPROPRIATE JURISDICTION THE QUESTION WHETHER SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND WILL BE COVERED BY THE FINAL ADJUDICATION OF SUCH ISSUE.


                                  LEGAL MATTERS

        Certain legal matters relating to Canadian law, including the validity of the issuance of the options and the shares issuable upon exercise of the options, will be passed upon for the Company by Grubner, Krauss, Barristers & Solicitors, 5140 Yonge Street, Suite 1540, North York, Canada M2N6L7. Certain legal matters in connection with the Offering will be passed upon for the Company by its United States counsel Gersten, Savage, Kaplowitz & Fredericks, LLP, 101 East 52nd Street New York, NY 10022-6018.



                                     EXPERTS

        The consolidated financial statements of the Company for year ended December 31, 1997 and 1996, appearing in this Prospectus and registration statement, have been audited by Schwartz Levitsky Feldman, Chartered Accountants, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 3.      Incorporation of Certain Documents by Reference

        The following documents filed by D.G. Jewellery of Canada Ltd. (the "Company") with the Commission are incorporated herein by reference:

        (1) The Company's Annual Report on Form 20-F for the Year Ended December 31, 1997. (2) The Company's Post-Effective Registration Statement on Form SB-2 dated July 1, 1998.

        In addition to the foregoing, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment indicating that all of the securities offered hereunder have been sold or deregistering all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

        Any statement contained in a document incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement. All information appearing in this Registration Statement is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding statement.

        The Company will provide without charge to each person to whom a copy of a Section 10(a) Prospectus hereunder is delivered, upon the oral or written request of such person, a copy of any document incorporated in this Registration Statement by reference, except exhibits to such documents. Requests for such information should be directed to D.G. Jewellery of Canada Ltd., 1001 Petrolia Road, Toronto, Ontario M3J 2X7 Canada, telephone number (416) 665-8844.

Item 4.            Description of Securities

        The Common Stock of the Company is registered under Section 12 of the Securities Exchange Act of 1934.

Item 5.            Interests of Named Experts and Counsel

        Certain legal matters, including the legality of the issuance of the Securities are being passed upon for the Company by Gersten, Savage, Kaplowitz & Fredericks, LLP, 101 East 52nd Street, New York, New York 10022, special counsel to the Company.

        The financial statements included in this Prospectus have been audited by Schwartz, Levitsky, Feldman, Chartered Accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Item 6.            Indemnification of Directors and Officers

        The Company shall, to the fullest extent permitted by the laws of the Province of Ontario, as the same may be amended and supplemented, indemnify under said section from and against any and all expenses, liabilities or other matters referred in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The Company will have the power to purchase and maintain officers' and directors' liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to Article 6.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 7.            Exemption from Registration Claimed

        Shares.
                   Not applicable to the Shares registered hereunder.

        Options.

                   Inasmuch as the officers, directors, employees and consultants who received the Options of the Registrant was knowledgeable, sophisticated and had access to comprehensive information relevant to the Registrant, such transaction was undertaken in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. As a condition precedent to such grant, the officers, directors, employees and consultants were required to express an investment intent and consent to the imprinting of a restrictive legend on each stock certificate to be received from the Registrant except upon sale of the underlying shares of common stock pursuant to a registration statement.

Item 8.            Exhibits

        5.1. Opinion of Gersten, Savage, Kaplowitz & Fredericks, LLP as to the legality of the securities being registered

        10.1.      1998 Stock Option Plan

        23.1.      Accountant's consent and opinion letter

        23.2 Consent of Gersten, Savage Kaplowitz & Fredericks, LLP (combined with Exhibit 5.1)

Item 9.            Undertakings

        The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to suit information in the registration statement, provided, however, that paragraphs 9(a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the small business issuer pursuant to Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.


(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to any charter provision, by-law, contract, arrangement, statute, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Toronto, Province of Ontario, Canada on the 21st day of September, 1998.

                                              D.G. JEWELLERY OF CANADA LTD.



                                              By:   /s/ Gary Davis
                                                 ------------------------------
                                                    Gary Davis
                                                    Vice President

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                                                Title                                       Date
---------                                                -----                                       ----

/s/ Samuel Jacob Berkovits                      Chairman of the Board of                            September 21, 1998
---------------------------
Samuel Jacob Berkovits                          Directors, Chief Executive Officer
                                                and President


/s/ Gary Davis                                  Vice President--Finance, Chief                      September 21, 1998
----------------------------
Gary Davis                                      Financial Officer, Controller,
                                                Treasurer, Secretary and Chief
                                                Accounting Officer


/s/ Leonard Fasullo                             Vice President--Production                          September 21, 1998
----------------------------
Leonard Fasullo


                                                Director                                            September     , 1998
----------------------------
Joan A. Pajunen



                                                Vice President--U.S. Operations                     September     , 1998
----------------------------
Charles Winston


/s/ Meyer Feiler                                Director                                            September 21, 1998
----------------------------
Meyer Feiler


/s/ Theodore Bonsignore                         Director                                            September 21, 1998
-----------------------------
Theodore Bonsignore

/s/ James Fleischer                             Vice President--Business                            September 21, 1998
-----------------------------
James B. Fleischer                                  Development

                                                       EXHIBIT INDEX


        5.1. Opinion of Gersten, Savage, Kaplowitz & Fredericks, LLP as to the legality of the securities being registered

        10.1.      1998 Stock Option Plan

        23.1.      Accountant's consent and opinion letter

        23.2. Consent of Gersten, Savage Kaplowitz & Fredericks, LLP (combined with Exhibit 5.1)